Mail Stop 4561


June 27, 2005



Oliver T. Carr, III
Chairman, President and Chief Executive Officer
Columbia Equity Trust, Inc.
1750 H Street, N.W., Suite 500
Washington, D.C.  20006

Re:	Columbia Equity Trust, Inc.
      Amendments No.4 to Registration Statement on Form S-11
      Filed June 24, 2005
      Registration No. 333-122644

Dear Mr. Carr:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Unless otherwise noted, page number references in this comment letter correspond to Amendment No. 4.

General

1. Please amend the Consent of Independent Registered Public
Accounting Firm to include your accounting firm`s signature.

Selected Financial and Other Data, page 41

2. We have read your response to prior comment 16. We note the White
Paper`s consideration of the inclusion of distributions to minority interests, if applicable, in the reconciliation, however, the White
Paper does not appear to add back minority interest in its definition of FFO. In fact, it seems the NAREIT definition would require you to
"eliminate the minority interests` share of adjustments to convert net income to FFO." Please revise your definition of FFO throughout the filing to be consistent with the White Paper or disclose how your measure differs from the NAREIT definition.

Unaudited Pro Forma Combined Balance Sheet, page F-4

3. Related to prior comment 18, please advise us why you have not classified the LTIP units as minority interest considering they are
"a special class of partnership interests in [y]our operating partnership" per page 119. In addition, please advise us how you intend on accounting for distributions paid on vested and unvested LTIP units.


* * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 551-3428 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:	David C. Wright, Esq (via facsimile)
      Hunton & Williams LLP
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Oliver T. Carr, III
Columbia Equity Trust, Inc.
June 27, 2005
Page 2